KNOWLEDGE TO ACT

ANNUAL REPORT 2009

TABLE OF CONTENTS

1	Letter to Shareholders
4	Knowledge to Act
18	Financial Overview
21	Division and Business Segment Information
22	2009 Revenues by Division
23	Reconciliations
26	Senior Management
28	Board of Directors
30	Corporate Information

Knowledge to Act Isn’t Found in a Book.

If by some chance you are reading a paper copy of this report, may we recommend that you log onto www.thomsonreuters.com and tour our annual report online? We think you’ll find it a more informative and engaging way to learn about our company, products and performance.

This document includes summary financial information and should not be considered a substitute for our full financial statements, including footnotes, management/auditors’ reports, and related management’s discussion and analysis (MD&A). You can access our 2009 audited financial statements, MD&A and other annual disclosures in the “Investor Relations” section of our website, www.thomsonreuters.com, as well as in our filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

Unless otherwise noted, all revenue growth comparisons in this annual report are before the impact of foreign currency as we believe this provides the best basis on which to measure the performance of our business. All revenue growth and operating profit comparisons are based upon results from ongoing businesses and exclude the results of disposals.

We believe that 2008 pro forma financial information provides more meaningful period-to-period comparisons to our 2009 performance because Reuters results prior to the April 17, 2008 acquisition closing date are not included in our results prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. Our 2008 pro forma results have been prepared as if Reuters had been part of our company for all of 2008. Pro forma financial information is for informational purposes only and is unaudited. For more information regarding how we prepare pro forma financial information, please see our 2009 annual MD&A.

We also use certain non-IFRS financial measures, such as adjusted earnings from continuing operations, underlying operating profit and underlying free cash flow. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in this annual report and our 2009 annual MD&A. We use these non-IFRS financial measures as supplemental indicators of our operating performance and financial position. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

Information in this annual report is provided as of March 8, 2010, unless otherwise indicated.

TO OUR SHAREHOLDERS

There are two issues we would like to address in this letter. First, how did Thomson Reuters perform in 2009. Second, what is our potential for 2010 and beyond.

2009 Performance

Despite the most challenging economic conditions we’ve seen in our business careers, the company delivered resilient operating and financial performance in 2009. We would characterize our results as being excellent on a relative basis and acceptable, but far short of what we believe Thomson Reuters has the potential to achieve, on an absolute basis.

Our full-year revenues of almost $13 billion were equal on a pre-currency basis to our 2008 results, and our underlying operating profit of $2.8 billion was also comparable to the prior year. Our underlying operating profit margin increased by 40 basis points to 21.3%; our adjusted earnings per share increased by 2% to $1.85; and our underlying free cash flow increased by 9% to just over $2 billion.

Total revenues in our Professional division were up 3%, while our Markets division declined by 2%. In Professional, growth was driven by our Tax & Accounting and Healthcare & Science businesses, which were up a combined 8%. Tax & Accounting surpassed the $1 billion revenue mark in 2009 and is a very good example of how our focused investment in must-have content and software for professionals can achieve significant revenue growth at high profit margins even in difficult economic conditions.

Given the near complete meltdown in financial markets that occurred over the last two years, our Markets division performed well. Parts of our business were hit hard by forces such as the cancellation of terminals in New York and London resulting from reductions in investment banking headcount. However, other parts of our business continued to grow, such as the 6% increase in revenues in our Enterprise unit, which provides financial market infrastructure and datafeeds, and a 9% increase in Brazil, India and China.

While holding overall financial performance essentially flat year-on-year is not a cause for celebration, we do think that these results underline the resilience of our business model, our careful choice of markets and the balance of our businesses in terms of geography, customer and product.

We are very proud that while we have worked hard to reduce costs and realize savings through the integration of the acquired Reuters businesses, we have been able to continue and, in fact, increase our investment in strategic new product platforms and in the international expansion of our business. We are well ahead of plan in the integration of Reuters, and by year-end 2009 we had achieved combined run-rate savings of $1.1 billion from our integration and legacy savings programs. We now expect to achieve some 2.5 times greater savings from the Reuters integration ($1.2 billion) than originally forecast.

While delivering on our cost savings commitments is important to us, they tell only part of the story. The Reuters integration has also continued to outpace our expectations in terms of bringing new content, technology and services to our customers, combining the best elements of the cultures of the legacy organizations, and providing new opportunities for our 55,000 talented employees.

Across Thomson Reuters, 2009 was, and 2010 will continue to be, a year of significant investment and delivery. Following five years of focused investment, our Legal business introduced the innovative WestlawNext service in February 2010. Combining deep sector knowledge with advanced natural language search technology, WestlawNext provides the practicing attorney with the confidence that she has cast the widest possible search net, while returning only the most relevant and ranked legal authorities. Later this year, our Markets division will deliver “Project Utah,” its new desktop platform, which will integrate content and trading technologies from across the business and provide a common platform to achieve scalable and profitable growth.

Thanks to the strength of our subscription-based electronic business model, our well-balanced choice of geographic, customer and product markets, and our ability to convert 100% of our operating profit into free cash flow, we’ve been able to continue these and other strategic investments during such turbulent times in the global economy.

Annual Report 2009

2010 and Beyond

In our 2008 letter to shareholders, we set out our ambition to be the world’s leading source of intelligent information for businesses and professionals. We believe we can lay claim to this title today, but happily recognize that even greater opportunity lies before us.

We have built leading positions in information-critical sectors which are essential to the global economy: finance, law, tax, accounting, healthcare, science and media. Within these sectors, we provide non-discretionary content and technology that allow markets, companies and people to connect and do their work. These can be expanded in at least two ways. First, we can continue and accelerate the process of taking these businesses global – especially to tap higher growth rates in rapidly developing economies. Second, we can add other market sectors where professionals need our special combination of must-have content and technology to do their jobs.

In 2010, we are following both of these paths to restart growth in our businesses that have been hardest hit by the global recession and accelerate growth in our units that have continued to grow right through the crisis. So, for example, in our Legal business we are building upon small acquisitions in China and India to bring our market-leading Westlaw service to new geographic markets, while we continue to expand our Westlaw Business solutions to meet the needs of business lawyers around the world.

Over the longer term, we believe that our business can achieve mid-to-high single digit revenue growth rates, operating profit margins in the mid-20% range, and free cash flow in excess of $3 billion. The severity and duration of the “Great Recession” of 2009 has meant that it will take us a little longer to reach these goals, but they appear no less achievable to us.

The key to our financial and operating success to date and potential for the future is our ability to manage the transition in our chosen markets from analog to digital, from paper to electronic. Fifteen years ago, 85% of Thomson revenues came from print and only 15% of revenues were generated by electronic products, software and services. Today, those numbers have flipped. In 2009, 90% of Thomson Reuters revenues were electronic. This is the result of a deliberate, sustained effort, accomplished without the dramatic disruption to business model experienced in many industries including newspapers and recorded music.

Not only has this transition to electronic produced outstanding financial results, it is very aligned with a constructive role for business in society at large. Like many successful businesses that lead change in their industries, we are able to provide an increasing number of good jobs for employees around the world, but we are also able to advance other societal values. This year, rather than preparing an annual report on paper which is subsequently converted into an electronic edition, we are going straight online with this report. Moreover, the entire thrust of our business in transitioning markets from print to electronic means fewer trees will be cut down to print information, less fossil fuel will be consumed in transporting these trees and resulting paper, and less waste will be created for disposal. We recognize, however, that electronic distribution does not reduce our environmental footprint to zero, so we work hard in our data centers and distribution facilities to conserve energy and promote efficiency through technologies such as server and storage virtualization and peak-time energy load shedding.

Our corporate responsibility efforts are not limited to the environment. One of the additional ways we have a positive impact on the communities in which we operate is through the power of information and

Thomson Reuters

news to help make markets more fair and efficient, promote the rule of law, shine the light of transparency upon governments around the world, improve quality and fight waste in the delivery of healthcare, and highlight environmental, disaster relief and other societal issues. Through the Thomson Reuters Foundation, we use the same methods to help amplify and coordinate global relief efforts. So, for example, after the recent tragic earthquake in Haiti we quickly deployed an early version of our Emergency Information Service to provide critical information to a devastated population.

As is no doubt apparent, we believe that we not only operate a very good business, but that we have a very positive impact upon our world. This does not come automatically, nor by sole means of our advanced technologies. It is the 55,000 people of Thomson Reuters around the world who deserve the credit for these accomplishments and we highlight their skill, diversity and achievements throughout this annual report.

We are grateful to our employees, customers, investors and other stakeholders for giving us the opportunity to continue to grow and create value.

Sincerely,

/s/ David Thomson DAVID THOMSON Chairman of the Board	/s/ Tom Glocer TOM GLOCER Chief Executive Officer

Annual Report 2009

KNOWLEDGE TO ACT

Thomson Reuters

Around the world professionals need to know now. They need to explore and uncover, to decipher and inform, to decide, trade and advise. Thomson Reuters is the world’s leading provider of intelligent information, enabling professionals to see further, understand more deeply and act more swiftly.

See the challenges our customers faced in 2009… and discover where knowledge leads.

Annual Report 2009

VITAL SIGNS FOR H1N1

Influenza epidemics annually cost thousands of lives, but also millions of hospital visits and billions of dollars in medical costs, lost earnings and productivity.

During the global flu pandemic of 2009, Thomson Reuters supported a diverse range of needs and consumers. Individuals and professionals alike turned to us for critical information on H1N1: news of its spread worldwide, solutions for vaccine development, analysis of prevention and treatment options, and powerful, networked diagnostic tools for clinicians.

Thomson Reuters

Health News from Reuters

Reuters Health (RH) is a leading provider of medical and healthcare news, internationally recognized as unbiased, authoritative, timely and dependable, with the reputation for quality that is the hallmark of Reuters.

Reuters Health publishes:

Reuters Medical News – Content selected for relevance and newsworthiness, the daily Medical News serves physicians, researchers and other medical professionals with news on developments in their field.

Reuters Health eLine – For the general public interested in wellness, healthcare and the latest treatments for medical conditions, Health eLine offers accurate, readable and informative news reports every day.

Reuters Health Industry Briefing – Offering up-to-the-minute news on the pharmaceutical and biotechnology industries, Industry Briefing delivers a fast, accurate business information service for the healthcare community.

Solutions for Pharma, R&D and Healthcare Professionals

In the race to bring vaccines to world markets, pharmaceutical manufacturers turn to us for data on vaccines in various stages of development as well as insight and tools to safeguard intellectual property investments through patent research.

To support our customers in both global R&D and healthcare working to prevent and address outbreaks such as H1N1, our Healthcare & Science business made available, free of charge, the Disease Briefing on Influenza, providing access to the wealth of information and knowledge in Science Integrity®. By year-end more than 19,000 people had viewed the Briefing and there had been over 4,000 downloads of the report.

Disease Briefings are dynamic executive summaries of the current status and future trends in drug therapy for a specific disease or disorder. They provide key facts such as risk factors, prevalence and incidence, morbidity and mortality figures, cost – along with a structured scientific approach to the drug R&D-related aspects of diagnosis, prevention and treatment.

Point-of-Care Tools for Clinicians

On the front lines, our clinical surveillance solution Clinical Xpert Navigator was also available during the H1N1 pandemic, making it easier for clinicians to quickly identify, locate and respond to patients in their communities.

Hospital clinicians often spend critical time manually searching for patient information from multiple systems or waiting for lab reports to be posted. Navigator improves clinical workflow and efficiency by eliminating the waiting and manual effort involved in this process.

Using a hospital’s existing IT infrastructure, Navigator provides essential patient information at the point of care on mobile and Web-enabled devices. Maintaining a continuous link into the hospital’s information system, Navigator gives clinicians real-time patient information, such as medications, lab reports, vital signs and more, as soon as it is available.

From the lab to the clinical community and the marketplace, we are deeply embedded in systems that professionals rely on when dealing with critical issues. Whether reducing patient risk, containing treatment costs or improving outcomes, we provide trusted resources that helped professionals manage this crisis and prepare for the next one.

Annual Report 2009

OPPORTUNITIES RISE WITH OIL COSTS

Throughout 2009, volatile oil prices and increasing concerns about carbon emissions and climate change drove the search for knowledge about the development of alternative fuels, new government initiatives, trading strategies, and the impact on agricultural and commodities prices.

As some professionals grappled with the effects of volatility in the energy markets, others explored new ways to address the world’s energy needs. From news and trading support to intellectual property solutions and tax advisories, we help professionals solve problems and identify opportunities arising from the escalating costs of energy.

Thomson Reuters

Commodities Trading

Volatile prices and supply concerns make information and tools in support of commodities trading strategies critical.

Reuters Trader for Commodities Advanced provides professionals with what they need to respond to the changing market dynamics of energy.

Commodities Advanced users are able to monitor and analyze, link straight from pre-trade analysis to order routing and confirmation. Filter and search for stories. Get alerts, breaking commodities news, weather reports and more delivered direct to desktop. All through a single interface, freeing them to focus on analyzing and acting on the latest market moves.

Alternative Energy

Prices, supply, security and environmental concerns fuel the global search for alternative energy solutions.

With energy increasingly a challenge for companies, governments and societies, innovation in alternative energy surged around the world.

Customers across the spectrum of commercial enterprise, scientific discovery and academic research keep abreast of global patent activity in energy through Thomson Reuters Legal and Science businesses.

Thomson Reuters IP Solutions published Alternative Energy Powers Up, a white paper analyzing global R&D activity in wind, solar and marine power across 12,000+ inventions worldwide.

Our solutions are used by customers to explore many alternatives. The Formula One™ racing team Williams F1 is working with us to explore how technologies developed for high-performance motor racing might be deployed in a range of industries and energy initiatives.

For example: Energy storage is one of the key enabling technologies for the transition to an economy that is less dependent on fossil fuels. Whether for electric vehicles or stabilizing renewable energy grids, energy storage is required. This is one area of racing technology where the Williams F1 team sees potential.

Decision-critical Agricultural Information

The development of biofuel alternatives has impact on agricultural prices worldwide, making information as critical at the local level as the global.

Farmers need information like prices in spot and futures markets, and weather forecasts. Armed with timely, accurate and relevant information, farmers can bargain for – and get – better prices and improve their yields.

Reuters Market Light provides personalized, customized, decision-critical agricultural information to farmers in India, creating a significant and positive impact on their lives. Sent to farmers’ mobile phones via local language SMS (short message service), Market Light is aimed at maximizing productivity and increasing income.

Since its launch in October 2007, the groundbreaking mobile information service for India’s agricultural community has sold more than 100,000 subscriptions and was recently recognized with the Financial Times – Justmeans Social Innovation Award for “Best Base of the Pyramid Strategy.”

Green Tax Incentives

In both our work and our lives, we seek knowledge to act in response to changing policies, competitive realities and economic incentives.

Energy costs and environmental concerns motivate consumers and businesses to become more efficient. The Tax & Accounting business of Thomson Reuters publishes information that allows tax professionals to advise their customers on the various tax credits available in the US for energy efficiency improvements.

Installing higher-efficiency windows, doors, insulation, and roofs, using solar, wind, geothermal or fuel cell equipment, or purchasing a hybrid vehicle, all offer the dual incentives of living in more environmentally conscious ways and reducing taxes.

No matter where on the planet we live and work, our lives must be powered. The growing interest in energy solutions and alternatives drives demand for services ranging from intellectual property data and scientific research to trading information and platforms. We provide the knowledge to act for professionals who are powering change in global energy… for the better.

Annual Report 2009

THE NEW ECONOMIC REALITY

When 2009 began, just over three months had passed since Lehman Brothers became the largest financial firm ever to file for bankruptcy. The global economy was on the edge of an abyss. Over the year, as signs of economic and market recovery began to emerge, the single most critical task for rebuilding was to restore confidence in global financial institutions. Financial professionals and government officials could not wait for the crisis to abate – markets demand action, that risks be assessed, choices made. We provided the essential up-to-the-second market data, sophisticated tools to analyze risk and solutions to devise new investment strategies, as well as incisive journalism and agenda-setting commentary that enabled our customers to evaluate and act.

We served not only financial markets participants, but also the broader professional community including lawyers, regulators, accountants and managers at companies, hospitals and universities affected by the crisis.

Thomson Reuters

Managing Uncertainty, Complexity and Risk

Markets never stand still, but periods of volatility and uncertainty require exceptional insight and agility. For traders, bankers, portfolio managers, analysts and institutional investors, we are the source for industryleading information, analytics and tools.

Buy side or sell side, across asset classes and currencies, we are recognized for excellence in market data, trading room systems, technology, business and financial news, back office solutions, transaction and risk software. We are where professionals turn for essential products and solutions such as First Call, Lipper and Tradeweb; Datastream, Kondor and Reuters 3000Xtra; ThomsonOne, Data Feed Direct and Newscope.

Modern markets are fragmented, and continually evolving as new instrument types are introduced. Complex trading strategies utilize more systems than financial managers can count. How can an accurate view of profit and loss and risk positions be obtained while trading across so many disparate platforms?

TopOffice is a risk, profit and loss and liquidity management solution that consolidates key financial information to provide that view. It integrates and aggregates risk and profitability measures across all portfolios, strategies and trading desks in real time, ensuring financial professionals are better informed, and therefore better able to manage complexity. Because what you don’t know can be the greatest risk of all.

Healing Healthcare Institutions

During 2008, US hospitals faced unprecedented financial challenges. Securities values fell in nearly every asset class, dramatically affecting hospital investment values and income. Credit markets were in crisis, and there was concern that hospital demand was contracting in a segment of the economy once deemed “recession-proof.”

Affecting 150 million US lives, our solutions supported healthcare providers, hospitals, clinicians, employers, health plans and the government in better managing the cost and quality of healthcare. We provide information and tools to build the financial stability that our customers, their patients and communities rely on.

Early in 2009, the Thomson Reuters Center for Healthcare Improvement published a comprehensive review of the hospital marketplace using financial and operational data. At that time, our analysis reflected the stress reported by many sources in the trade and general media over the prior year.

Beginning in the first quarter of 2009, there were signs that some of the economic stresses faced by hospitals were starting to ease. In an updated briefing, we provided our customers with a critical financial and operational overview through the second quarter of 2009.

Law Firms Look to Increase Profitability

As signs emerged that recession might be loosening its grip, questions remained as to if and when a return to previous levels of activity would occur in the law firm market.

While trends for law firms have started to turn positive, the focus continues to be on cost control as firms manage still-weak demand and pricing. Reductions in headcount and overhead expenses contributed to profitability while firms waited for growth to return. Demand for litigation began to show improvement and continued strengthening in the general economy was expected to help transactional practices.

Working with a client base of the top 250 law firms and 500 corporate law departments, Hildebrandt Baker Robbins offers unrivaled industry insight and consulting expertise to the worldwide legal industry. Our consulting and analytical capabilities help our legal customers become more competitive and profitable.

The Hildebrandt ® Baker Robbins Peer Monitor® Economic Index (PMI) rose nine points to 55 for the fourth quarter of 2009. This was the third consecutive quarterly increase for the index, even though demand remained light compared to historical levels, and pricing remained weak. For the full year, revenues for Peer Monitor participants fell slightly, down 1%. Profits per partner were flat for the year, due to aggressive cost control and improved productivity.

We serve markets that are fundamental to global growth and prosperity. Our businesses promote the rule of law, enable transparency and responsiveness in financial markets, and power discovery in science and healthcare.

Having intelligent information is the difference between questions and informed decisions. We have built a global business supporting professionals who need to know now, no matter what their marketplace, or language. In the new economic reality, the world turns to Thomson Reuters for the knowledge to act.

Annual Report 2009

IDENTITY AND INTEGRITY

In a world of work that is increasingly both global and virtual, trust once built on face-to-face interactions has become reliant on digital tokens of identity. Ways to verify that we have exactly the right person, data set or information source have become critical to act with confidence. As important as having the right information is the certainty that one can trust the authority of its source and, in other cases, detect what may be hidden or potentially false. Thomson Reuters has developed linked data tools, algorithms and technology that help the global scientific community verify attribution, regulators weed out fraud, law enforcement draw connections that catch criminals and administrators combat system abuse in healthcare.

Organizational Authority

Organizational Authority, as a key element of our Entity-based Data Model, is a classification system to map related content across disparate data sets and sources. It creates a single version of the “truth”, or master file, that enables better navigation and search and allows content to be commingled and linked in new ways.

By connecting information related to verifiable versions of the same entity, Organizational Authority resolves that “Company A” and “Co. A” are the same entity but “A Corporation” is not.

Organizational Authority developed from a strategic objective to connect our own disparate data sources across the enterprise, making our products more intelligent by creating a framework to link and leverage our vast information resources in much more powerful ways.

Entity-based Data Model and Organizational Authority benefit our customers directly as elements are already at work in products such as Datascope Legal Entity Data, ResearcherID, Westlaw Business, PeopleMap, CLEAR (Consolidated Lead Evaluation and Reporting) and OpenCalais.

Thomson Reuters

Addressing Name Ambiguity in Science

Name ambiguity is a recurring issue that can affect research accuracy and quality, career advancement and tenure, global collaboration among researchers, and identification and attribution of funding for institutions and individual authors alike. Chances are there’s more than one Mary Smith who has published scientific research. So how do you make sure you have the right one?

By assigning unique identifiers to registered participants, ResearcherID helps to solve the common problem of author misidentification. ResearcherID provides the global research community with an invaluable index to accurate author information.

An online community offered free of charge by our Healthcare & Science business, ResearcherID provides researchers with a secure place to manage and share professional information. It gives them complete control over their profiles and publication lists. They can choose to make information freely available to the global research community or keep their profiles private. Since its launch in 2008, more than 60,000 researchers have registered on ResearcherID.

Critical Connections for Legal Professionals

Legal professionals searching for people – whether for litigation, fraud detection, witness research or due diligence – rely on information from a wide range of sources, but critical connections may be obscured because the relevant data exist in different – and often unlinked – record sets.

Westlaw® PeopleMap helps US legal professionals quickly find relevant information about people and their connections. Its deep cross-referencing and smart linking technology makes connections between people from billions of public records, making it faster and easier to find a person of interest and then identify relationships to assets, filings, records and other people.

PeopleMap combines a robust peoplefinding tool with unique public records linking technology and delivers results in a visually compelling, easy-to-use interface – all within a single search. Moreover, in the challenging economy, PeopleMap makes investigative research more efficient for law firms by reducing dependence on outside resources.

Revolutionary Tools for Law Enforcement and Government

Investigations can hinge on data. Data quality, relevance, speed of delivery and rapid analysis are critical. Aggregated search results and real-time entity resolution are necessary to direct officials to the most relevant data, saving valuable time and significantly improving query results.

Previously, when doing investigative work, authorities were forced to search multiple data sources, sift through hundreds of documents and attempt to make connections between different pieces of information in order to find answers.

Designed and developed specifically for government and law enforcement use, CLEAR is a state-of-the-art information system that provides real-time data and analytic capabilities uniquely tied to one person, giving investigators the knowledge to act when every moment counts.

Since its launch in May 2008, CLEAR has already helped solve a number of kidnapping cases. When we first rolled out CLEAR, we knew that it would have an impact on the way that government agencies conduct investigations – but it’s even more important that this product is working to help reunite families and save lives.

Fighting Healthcare Fraud and Abuse

The US Federal Bureau of Investigation (FBI) estimates that fraudulent billings to public and private healthcare programs were 3–10% of total health spending, or $75–$250 billion in fiscal year 2009 alone.

Healthcare payers must be able to detect and deter those few providers and beneficiaries attempting to abuse or defraud their systems. While the individuals are few in number, the losses are substantial, and affect both the bottom line and ultimately the quality of care.

With a wide range of experience from solution development to system implementation, we have helped both government and private sector customers detect fraud, waste and abuse, and simultaneously manage healthcare quality.

Using our data-investigation software and fraud-detection algorithms, we mine data to help identify and analyze providers and beneficiaries with highly suspicious behavior that often indicates fraud or abuse. This detailed information can be used to drive investigation and prosecution.

Program Integrity has helped numerous organizations use data from health claims and other sources to produce actionable information to combat this problem.

Our tools connect and contextualize diverse sources of unstructured data. Whether that information constitutes verification of authorship, evidence in legal cases, or forensic accounting data, our powerful search and semantic web technologies have direct application today. They make the world more reliable. We provide the knowledge to act for professionals who need to be decisive, swift and sure.

Annual Report 2009

GLOBALIZATION: SMALLER WORLD, BIGGER QUESTIONS

The accelerating globalization of every aspect of business makes our world more connected – but also more complex. As professionals plot a course through worldwide competition and collaboration, cross-border transactions and an increasingly global regulatory environment, they need local, national and regional resources to act with confidence within their disciplines. From tax guidance on International Financial Reporting Standards (IFRS), to countryfocused Reuters news products in Spanish or Arabic, Westlaw resources in Chinese or Japanese or solutions for scientists working with colleagues half a world away, we combine local expertise with global reach to provide professionals with the knowledge to act within and across borders.

Thomson Reuters

World Tax and Accounting Standards Converge

By 2013, over 90% of the world’s GDP will be earned in nations that have adopted IFRS. Companies operating globally, as well as those operating solely within country borders, have been moving steadily toward IFRS adoption, reporting financial statements consistently and comparably around the world.

Companies that are expanding operations globally or adopting IFRS require more sophisticated tax data management and reporting tools. Our enhanced ONESOURCE™ Tax Provision software enables corporate tax departments and accounting firms to better manage complex global tax data sources, as well as transition more smoothly to IFRS.

We are global, with over 55,000 employees in more than 100 countries and businesses in major and emerging markets serving customers worldwide. Our own businesses drive the adoption of best practices and new global standards and require the same tax management and reporting as many of our global and multinational customers. In 2009, Thomson Reuters adopted IFRS for its own financial reporting.

Worldwide Legal Systems

Westlaw is used by legal professionals around the world, helping legal systems in more than 100 countries perform better every day. Whether working within a country or across borders, lawyers require geographically specific information and world-class tools.

Our Legal business works where our customers do. Whether they use Aranzadi in Spain, La Ley in Argentina, Karnov in Denmark, IndLaw in India or a countryspecific version of Westlaw, legal professionals around the globe rely on Thomson Reuters, the leading source of legal information, tools and solutions worldwide.

News with Global Reach and Local Perspective

What professionals need to know in our fast-paced and increasingly connected world is both global and local. Reuters news reaches nearly a billion people every day. They turn to us for international events, regional issues, national news – even local weather.

Through Online Reports for the Americas, for Asia-Pacific and for Europe, Middle East & Africa, we provide comprehensive and customized content around the clock and around the world.

Published in English for British, South African, Canadian, American and other audiences, and in local languages including Arabic, French, Italian, Spanish and Russian, Online Reports emphasize events, issues, markets, companies and other topics of interest specifically targeted by region, and by country.

We are the world’s largest international multimedia news agency: Reuters provides the world with headline, business, technology and investing news along with news alerts, personal finance, stock market, and mutual fund information in multiple formats.

Leadership Shifts in Science

A significant indicator of globalization can be found in the scientific community. China has become the world’s second-largest producer of scientific knowledge, surpassed only by the US, a status it has achieved at an awe-inspiring rate. If it continues on its current trajectory, China will overtake the US in a few years.

China is not doing science behind closed doors; its international collaborations are growing. From our work with the global science and research community we know that nearly 9% of papers originating from Chinese institutions have a US-based co-author.

Japanese and British co-authorship is also growing. Collaboration with South Korea and Singapore almost tripled between 2004 and 2008 and collaboration with Australia expanded too – signs, perhaps, of an emerging Asia-Pacific regional network.

Our report on China and its expanding regional collaborations illustrates the ways in which competition, collaboration and cooperation are leading to shifts in the global science community.

Our company reflects the diversity of the professionals we serve. As their businesses expand internationally, we are there to welcome and support them in more than 100 countries. Our long experience operating across international borders equips us to help our customers navigate the evolving contours of the knowledge economy. We offer insights that are both global and local.

Annual Report 2009

COPING WITH CATASTROPHE

Catastrophic events cripple communications and isolate communities just when information is needed most. From the Indian Ocean tsunami and Hurricane Katrina to earthquakes in Kashmir and China, a lack of reliable information often leaves families separated and survivors unable to take control of their own destinies. While we can’t predict where and when these events will occur, there is something we can do to help.

Thomson Reuters

Knowledge to Act when Action Most Needed

Thomson Reuters Foundation’s Emergency Information Service (EIS) was founded on a simple realization: when sudden natural disasters of devastating impact strike, we can empower people with information.

EIS is deployed when survivors face three challenges on the ground. The catastrophe must overwhelm the local capacity to cope. Communications must be very severely damaged or non-existent. And there must be significant gaps in the emergency information chain.

The Emergency Information Service

EIS was born from the conviction that information is a form of aid, as important as blankets and food. We use our journalists’ expertise to deliver reliable and potentially life-saving information – such as where to find shelter or non-contaminated water, and how to trace missing relatives.

Working with partner aid agencies, EIS sends specialist reporting teams to provide actionable information in local languages. We use the most appropriate forms of communication, ranging from mass SMS broadcasts to leaflets and megaphones.

The First Call: Haiti

When we launched EIS in December 2009, we didn’t know how soon the call to action would come. A month later, a powerful earthquake shattered the Haitian capital of Port-au-Prince, killing up to 300,000 people and displacing hundreds of thousands more.

Within hours, an EIS team was on the ground to set up a free Creole-language service for Haitians. The technology we developed to turn mobile phones into a means of mass communication was only weeks old, and being tested in the face of enormous logistical challenges.

Critical Intelligence via SMS

Within hours, Haitians began subscribing for free EIS text alerts, first in hundreds and then thousands. Reliable and up-to-date information helped subscribers to find shelter, food, medical care and loved ones. It also gave survivors a voice, allowing them to contact our team by text.

As a result, search and rescue workers reached people trapped in a school, and we directed injured Haitians to medical facilities standing empty. Two months after the quake, we’d received more than 100,000 text messages. Find out more about EIS by going to www.trust.org, the website of the Thomson Reuters Foundation.

Through our foundation, we launched the Thomson Reuters Emergency Information Service at the end of 2009.

Within weeks, we deployed in one of the most challenging emergencies imaginable. Amid the rubble of Port-au-Prince, EIS provided an information lifeline to tens of thousands of Haitians.

Combining the experience of Reuters journalists with our technological problem-solving expertise, EIS embodies the power of intelligent information to help those in need.

Annual Report 2009

FINANCIAL OVERVIEW

(1)	The results for the year ended December 31, 2008 are shown on a pro forma basis which assumes that Reuters was part of our company for all of 2008.

(2)
Revenues from ongoing businesses and underlying operating profit exclude the results of disposals. Disposals include the results of businesses sold or held for sale that do not qualify as discontinued operations.

(3)
Underlying operating profit excludes amortization of other intangible assets, impairment charges, fair value adjustments, integration program costs, other operating gains and losses and the results of disposals. Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.

Thomson Reuters

(1)	Underlying free cash flow is free cash flow excluding one-time cash costs related to the Reuters acquisition, costs associated with integration programs, and other items affecting comparability.

(2)	Adjusted EPS from continuing operations for 2008 is shown on a pro forma basis which assumes that Reuters was part of our company for all of 2008.

*	Estimate

Annual Report 2009

FINANCIAL OVERVIEW

Balanced Portfolio of Businesses

Thomson Reuters

DIVISION AND BUSINESS SEGMENT INFORMATION

	Year ended December 31,		Total
(millions of U.S. dollars, unaudited)	2009	Pro Forma 2008(1)(2)	Change	Organic
Revenues
Legal	$3,586	$3,639	-1%	-1%
Tax & Accounting	1,006	926	9%	4%
Healthcare & Science	829	784	6%	7%
Professional Division	5,421	5,349	1%	1%
Sales & Trading	3,550	3,852	-8%	-4%
Investment & Advisory	2,304	2,371	-3%	-3%
Enterprise	1,316	1,295	2%	6%
Media	365	426	-14%	-8%
Markets Division	7,535	7,944	-5%	-2%
Eliminations	(8)	(10)
Revenues from ongoing businesses (3)	12,948	13,283	-3%	-1%
Before currency			0%
Disposals (3)	49	158
Revenues	12,997	13,441	-3%

Operating Profit
Legal	1,155	1,192	-3%
Tax & Accounting	214	216	-1%
Healthcare & Science	185	169	9%
Professional Division	1,554	1,577	-1%
Markets Division	1,453	1,406	3%
Corporate & Other	(929)	(556)
Amortization of other intangible assets	(499)	(505)
Operating profit from ongoing businesses (3)	1,579	1,922	-18%
Disposals (3)	(13)	38
Impairment of assets held for sale	-	(86)
Other operating gains, net	9	68
Operating profit	$1,575	$1,942	-19%

(1)	2008 segment results have been restated to be comparable to the presentation for 2009.

(2)
The results for the year ended December 31, 2008 are shown on a pro forma basis which assumes that Reuters was part of our company for all of 2008. These amounts reflect the impacts of purchase accounting, but exclude deal-related expenses and an initial one-time purchase accounting adjustment related to deferred revenue.

(3)
Revenues and operating profit from ongoing businesses exclude the results of disposals. Disposals include the results of businesses sold or held for sale that do not qualify as discontinued operations.

Annual Report 2009

2009 REVENUES BY DIVISION

Thomson Reuters

RECONCILIATIONS

Reconciliation of Net Cash Provided by Operating Activities to Underlying Free Cash Flow

	Year ended December 31,
(millions of U.S. dollars, unaudited)	2009	2008
Net cash provided by operating activities	$2,666	$2,761
Capital expenditures, less proceeds from disposals	(1,097)	(939)
Other investing activities	3	7
Investing activities of discontinued operations	-	(7)
Dividends paid on preference shares	(2)	(5)
Free cash flow (1)	1,570	1,817
One-time Reuters acquisition, integration program costs	488	518
Normalization adjustments (2)	-	(450)
Underlying free cash flow	$2,058	$1,885

(1)
Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities, investing activities of discontinued operations and dividends paid on preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay dividends, and fund share repurchases and new acquisitions.

(2)
Free cash flow was affected by certain unusual items. These items are removed to derive underlying free cash flow. To provide a more meaningful comparison of underlying free cash flow for the year ended December 31, 2009 to the prior year period, the 2008 free cash flow number is adjusted for two timing related items:

•
Interest payments which were substantially lower in 2008 since we benefited from having interest income from the investment of the proceeds from the sale of Thomson Learning and no cash interest payments associated with $3.0 billion in Reuters acquisition-related debt; and

•	The 2008 figure does not include what is traditionally negative free cash flow from the Reuters business in the first quarter of the year, which was included in 2009.

Annual Report 2009

RECONCILIATIONS
Reconciliation of Operating Profit to Underlying Operating Profit

	Year ended December 31,
(millions of U.S. dollars, unaudited)	2009	Margin
Operating profit	$1,575	12.1%
Adjustments:
Integration program costs	506
Amortization of other intangible assets	499
Fair value adjustments	170
Disposals	13
Other operating gains, net	(9)
Underlying operating profit(1) (2)	$2,754	21.3%
Revenues	$12,997
Adjustments:
Revenues from disposals	(49)
Revenues from ongoing businesses (2)	$12,948

(1)
Underlying operating profit excludes amortization of other intangible assets, impairment charges, fair value adjustments, integration program costs, other operating gains and losses and the results of disposals. Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.

(2)
Revenues from ongoing businesses and underlying operating profit exclude the results of disposals. Disposals include the results of businesses sold or held for sale that do not qualify as discontinued operations.

Thomson Reuters

RECONCILIATIONS

Reconciliation of Earnings Attributable to Common Shareholders to Adjusted Earnings from Continuing Operations (1)

(millions of U.S. dollars, except as otherwise indicated and except per share data, unaudited)	Year ended December 31, 2009
Earnings attributable to common shareholders	$844
Adjustments:
Disposals	13
Fair value adjustments	170
Other operating gains, net	(9)
Other finance costs	242
Other non-operating charge	385
Share of post-tax earnings in equity method investees	(7)
Tax on above items	(40)
Amortization of other intangible assets	499
Discrete tax items	(531)
Discontinued operations	(23)
Dividends declared on preference shares	(2)
Adjusted earnings from continuing operations	$1,541
Adjusted earnings per share from continuing operations	$1.85
Weighted average shares (in millions)	832.9

(1)
Adjusted earnings from continuing operations and adjusted earnings per share from continuing operations include dividends declared on preference shares and integration program costs, but exclude the pre-tax impacts of amortization of other intangible assets as well as the post-tax impacts of fair value adjustments, other operating gains and losses, impairment charges, the results of disposals, other finance (income) costs, our share of post-tax earnings in equity method investees, discontinued operations and other items affecting comparability. Adjusted earnings per share from continuing operations is calculated using diluted weighted average shares and does not represent actual earnings per share attributable to shareholders.

Annual Report 2009

SENIOR MANAGEMENT

Tom Glocer Chief Executive Officer	Robert D. Daleo Executive Vice President and Chief Financial Officer

Tom Glocer is Chief Executive Officer of Thomson Reuters. Prior to April 2008, Mr. Glocer was CEO of Reuters. He joined Reuters in 1993, holding a number of key leadership positions within the organization prior to becoming CEO in 2001. Mr. Glocer practiced law at Davis Polk & Wardwell in New York, Paris and Tokyo from 1984 to 1993. He joined the board of Reuters in 2000. He is also a director of Merck & Co., Inc. and serves on several academic/not-for-profit organizations and advisory councils including the Council on Foreign Relations and the International Business Council of the World Economic Forum. Mr. Glocer resides in New York, New York, United States.

Bob Daleo is Executive Vice President and Chief Financial Officer of Thomson Reuters. Prior to April 2008, Mr. Daleo was Chief Financial Officer of Thomson. Mr. Daleo joined Thomson in 1994 and held a number of key leadership positions within the organization before becoming CFO in 1998. Mr. Daleo was a director of Thomson from 2001 to 2008. Mr. Daleo is currently a director of Equifax Inc. and serves on the board of trustees for Fordham University and the New Jersey Community Development Corporation. Mr. Daleo resides in Alpine, New Jersey, United States.

James C. Smith Chief Executive Officer, Professional division	Devin N. Wenig Chief Executive Officer, Markets division

Jim Smith is Chief Executive Officer of Thomson Reuters Professional division. Prior to April 2008, Mr. Smith was Executive Vice President and Chief Operating Officer of Thomson. Mr. Smith joined Thomson in 1987 and held a number of key leadership positions within the organization, including President and Chief Executive Officer of Thomson Learning’s Academic & Reference Group and Executive Vice President, Human Resources and Administration of Thomson. Mr. Smith resides in Stamford, Connecticut, United States.

Devin Wenig is Chief Executive Officer of Thomson Reuters Markets division. Prior to April 2008, Mr. Wenig was Chief Operating Officer of Reuters. Mr. Wenig joined Reuters in 1993 and held a number of senior management positions including President, Investment Banking & Brokerage Services and President, Business Divisions. Mr. Wenig was a director of Reuters from 2003 to 2008. Mr. Wenig resides in New York, New York, United States.

Thomson Reuters

Gus Carlson Executive Vice President and Global Chief Marketing Officer	David W. Craig Executive Vice President and Chief Strategy Officer

Gus Carlson is Executive Vice President and Global Chief Marketing Officer of Thomson Reuters. Prior to April 2008, Mr. Carlson was Senior Vice President and Chief Marketing & Communications Officer for Thomson since 2006. Before joining Thomson in 2006, Mr. Carlson held senior communications positions at Accenture, Standard & Poor’s, PaineWebber, Barnes & Noble and Hill & Knowlton. Mr. Carlson is also a former business news editor for The New York Times and The Miami Herald. Mr. Carlson resides in Bedford, New York, United States.

David Craig is Executive Vice President and Chief Strategy Officer of Thomson Reuters. Prior to April 2008, Mr. Craig was Group Strategy Director for Reuters since March 2007. Prior to joining Reuters in March 2007, Mr. Craig was a partner at McKinsey & Company and co-lead of the firm’s global IT strategy practice and outsourcing/ offshoring practice. Prior to McKinsey, Mr. Craig was a senior partner at AMS (American Management Systems) from October 1992 to September 1999. Mr. Craig resides in London, United Kingdom.

Stephen G. Dando Executive Vice President and Chief Human Resources Officer	James Powell Executive Vice President and Chief Technology Officer

Stephen Dando is Executive Vice President and Chief Human Resources Officer of Thomson Reuters. Prior to April 2008, Mr. Dando was Group Human Resources Director for Reuters since 2006. Prior to joining Reuters in 2006, Mr. Dando was Director, BBC People and a member of the BBC’s Executive Committee and Executive Board for five years. Mr. Dando also held various appointments at Diageo over a 12-year period, including Global HR Director of Guinness. Mr. Dando resides in London, United Kingdom.

James Powell is Executive Vice President and Chief Technology Officer of Thomson Reuters, a position that he has held since July 2008. Previously, Mr. Powell was CTO of Thomson Reuters Markets division. In his 15 years with Reuters, Mr. Powell held a number of senior leadership positions, including CTO of its Enterprise division and Global Head of Product Development. He has also held senior leadership positions at Solace Systems, Citadel Investment Group and TIBCO Finance Technology. Mr. Powell resides in Bronxville, New York, United States.

Deirdre Stanley Executive Vice President and General Counsel

Deirdre Stanley is Executive Vice President and General Counsel of Thomson Reuters. Prior to April 2008, Ms. Stanley was Senior Vice President and General Counsel of Thomson since 2002. Prior to joining Thomson in 2002, Ms. Stanley served in various senior executive positions, including Deputy General Counsel at USA Networks, Inc. and its successor companies. From 1997 through 1999, Ms. Stanley served as Associate General Counsel for GTE Corporation, where she headed the mergers and acquisitions practice group. Before GTE Corporation, Ms. Stanley practiced law at Cravath, Swaine & Moore in New York. Ms. Stanley resides in New York, New York, United States.

Annual Report 2009

BOARD OF DIRECTORS

David Thomson Chairman, Thomson Reuters Chairman, The Woodbridge Company Limited	W. Geoffrey Beattie Deputy Chairman, Thomson Reuters President, The Woodbridge Company Limited Member of Corporate Governance and Human Resources Committees

Niall FitzGerald, KBE Deputy Chairman, Thomson Reuters Chairman of Corporate Governance Committee and Member of Human Resources Committee	Tom Glocer Chief Executive Officer, Thomson Reuters

Manvinder S. Banga President, Foods, Home & Personal Care, Unilever PLC Member of Human Resources Committee	Mary Cirillo Corporate Director Member of Corporate Governance and Human Resources Committees

Steven A. Denning Chairman, General Atlantic LLC Chairman of Human Resources Committee	Lawton Fitt Corporate Director Member of Audit Committee

Thomson Reuters

Roger L. Martin Dean, Joseph L. Rotman School of Management, University of Toronto Member of Audit Committee	Sir Deryck Maughan Partner, Kohlberg Kravis Roberts & Co. Member of Corporate Governance Committee

Ken Olisa Corporate Director Member of Audit Committee	Vance K. Opperman President & Chief Executive Officer, Key Investment, Inc. Chairman of Audit Committee

John M. Thompson Chairman of the Board, The Toronto-Dominion Bank Member of Audit and Corporate Governance Committees	Peter J. Thomson Chairman, The Woodbridge Company Limited

John A. Tory Director, The Woodbridge Company Limited Member of Human Resources Committee

Additional information regarding the members of our board of directors, including their biographies and ownership of securities of our company, as well as our corporate governance and compensation practices, is provided in our 2010 management information circular, which has been prepared in connection with our upcoming annual meeting of shareholders to be held on May 14, 2010.

Annual Report 2009

CORPORATE INFORMATION

Corporate Headquarters

3 Times Square
New York, New York 10036
United States
Tel: +1 646 223 4000

www.thomsonreuters.com

Stock Exchange Listings

Common Shares

•	Toronto Stock Exchange (TSX)
(symbol: TRI)

•	New York Stock Exchange (NYSE)
(symbol: TRI)

Series II Preference Shares

•	Toronto Stock Exchange
(symbol: TRI.PR.B)

Transfer Agent and Registrar

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Canada

E-mail: service@computershare.com
Tel: +1 800 564 6253 (US/Canada)
Tel: +1 514 982 7555 (outside US/Canada)

www.computershare.com

Further Information

Please visit www.thomsonreuters.com for corporate and management news and more detailed information on individual Thomson Reuters businesses, products and services.

For investor relations queries, please call +1 800 969 9974 or e-mail investor.relations@thomsonreuters.com

Special Note Regarding Forward-Looking Statements

Certain statements in this summary annual report are forward-looking. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” section of our 2009 annual report as well as in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this annual report. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements.

Thomson Reuters

Page 4/5	A. People walk down Bay St in the heart of the financial district in downtown Toronto, December 7, 2009. © REUTERS/Mark Blinch	B. People walk towards a train station in Tokyo, August 4, 2009. © REUTERS/Stringer	C. Chinese commuters rush to catch a ride at Shanghai Metro in China’s most modern metropolis, December 13, 2002. © REUTERS/Claro Cortes IV

Page 6/7	A. Two women wear face masks as they queue with other people outside Matei Bals hospital to take shots against the H1N1 flu virus in Bucharest, January 9, 2010. © REUTERS/Radu Sigheti	B. A woman wearing a protective mask sells newspapers at Hidalgo subway station in Mexico City, April 28, 2009. © REUTERS/Daniel Aguilar
C. Test tubes of cultures wait to be checked by a scientist for signs of the H1N1 swine flu virus and other respiratory diseases at the Maryland Department of Health and Mental Hygiene in Baltimore, September 3, 2009. © REUTERS/Jonathan Ernst
D. Discovery Communications Wellness Center Medical Director Liz Sequeira confers with a patient at the clinic in Silver Spring, Maryland, December 3, 2009. © REUTERS/Jim Bourg

Page 8/9	A. A general view shows a “solucar” solar park in Sanlucar La Mayor, near Seville, November 6, 2008. © REUTERS/Marcelo del Pozo	B. Traders are pictured at their desks in front of the DAX board at the Frankfurt stock exchange, January 22, 2010. © REUTERS/ Remote/Amanda Andersen
C. Williams Formula One driver Rubens Barrichello of Brazil drives on the pit lane during the third practice session of the Bahrain F1 Grand Prix at Sakhir circuit in Manama, March 13, 2010. © REUTERS/Yannis Behrakis
D. A farmer walks through a mustard field at Ghaduwan village in the northern Indian state of Punjab, December 16, 2009. © REUTERS/Ajay Verma

Page 10/11
A. The sun shines down 42nd Street below the landmark “Chrysler Building” (R) in New York City at sunset during the biannual occurrence named “Manhattanhenge” in New York, July 12, 2009. © REUTERS/ Mike Segar
		B. Staff stand in a meeting room at Lehman Brothers offices in the financial district of Canary Wharf in London in this September 11, 2008 file photo. © REUTERS/Kevin Coombs	C. Maria Olivarez is reflected in the heart monitor she is hooked up to in the emergency room at Ben Taub General Hospital in Houston, Texas, July 27, 2009. © REUTERS/Jessica Rinaldi	D. An electronic board showing stock information is seen at a brokerage house in Nanjing, Jiangsu province, February 6, 2009. © REUTERS/Sean Yong

Page 12/13
A. Visitors view hundreds of drawings of U.S. servicemen and women who have died in Iraq and Afghanistan by artist Emily Prince at the Saatchi Gallery in London, January 7, 2010. © REUTERS/Kevin Coombs

B. Soccer fans wait in the rain under umbrellas for the start of Match 2 of the Copa America Venezuela 2007 soccer tournament, with Venezuela playing Bolivia, in San Cristobal, June 26, 2007. © REUTERS/ Jorge Silva
			C. The U.S. Supreme Court building seen in Washington, May 20, 2009. © REUTERS/ Molly Riley	D. A special agent looks into the files of healthcare fraud cases at a warehouse near Miami, Florida, November 23, 2009. © REUTERS/Carlos Barria

Page 14/15	A. Students holding powder paint of various colours pose as they celebrate Holi, the Indian festival of colours, in the western Indian city of Ahmedabad, March 10, 2009. © REUTERS/Amit Dave	B. An employee of the Korea Exchange Bank counts one hundred dollar notes at the bank’s headquarters in Seoul, January 6, 2010. © REUTERS/ Choi Bu-Seok
C. Athletes cast shadows on the ground as they line up for the start of the women’s 12.5 km mass start biathlon final at the Vancouver 2010 Winter Olympics in Whistler, British Columbia, February 21, 2010. © REUTERS/Michael Dalder

D. A float with a model featuring satellite is displayed during a parade to mark the 60th anniversary of the founding of the People’s Republic of China, in Beijing, October 1, 2009. © REUTERS/ David Gray

Page 16/17
A. An earthquake survivor stands inside a tent where she is living with her family five days after a massive earthquake and ensuing tsunami caused widespread destruction in Dichato, March 4, 2010. © REUTERS/Pilar Olivares
		B. A South Korean rescue team removes a body from the cathedral in downtown Port-au- Prince, January 25, 2010. © REUTERS/Marco Dormino	C. Haitians use their mobile phones to send messages to their relatives in Port-au-Prince, February 5, 2010. © REUTERS/ Eliana Aponte	D. Survivors of Haiti’s recent earthquake receive packets of water at Silvio Cantor stadium in Port-au-Prince, February 9, 2010. © REUTERS/Ivan Alvarado

Design: Torch Partnership Inc.
Senior management and board photography: Bill Gallery

Annual Report 2009